CALCULATION OF REGISTRATION FEE
	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Reverse Convertible Securities due 2013	$1,200,000	$163.68
October 2012 Pricing Supplement No. 385 Registration Statement No. 333-178081 Dated October 12, 2012 Filed pursuant to Rule 424(b)(2)
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

RevConsSM
RevConsSM Based on the Common Stock of Apple Inc. Due October 18, 2013

Reverse Convertible Securities
The RevCons are senior unsecured obligations of Morgan Stanley, will pay a fixed rate coupon specified below, do not guarantee return of principal at maturity and will have the terms described in the accompanying product supplement for RevCons and prospectus, as supplemented or modified by this document.  At maturity, the RevCons will pay either (i) an amount of cash equal to the stated principal amount of the RevCons, or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has decreased to or below the specified trigger price on any trading day over the term of the RevCons, a number of shares of underlying stock equal to the exchange ratio, or, at our option, the cash value of those shares.  The value of these shares the investor receives at maturity will be less than its initial investment and could be zero, and the investor has no opportunity to participate in any positive performance of the underlying stock.  Investors may lose their entire initial investment in the RevCons. The RevCons are for investors who are willing to risk their principal through a single stock-linked investment and who are willing to forgo the opportunity to participate in any appreciation in the price of the common stock of Apple Inc. in exchange for the above-market coupon.  The RevCons are issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.  All payments on the RevCons are subject to the credit risk of Morgan Stanley.  “RevCons” is a service mark of Morgan Stanley.
FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$1,200,000
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons (see “Commissions and issue price” below)
Underlying stock:	Common stock of Apple Inc.
Underlying stock issuer:	Apple Inc.
Maturity date:	October 18, 2013
Payment at maturity (per RevCons):
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price AND the closing price of the underlying stock has declined to or below the trigger price on any trading day from and excluding the pricing date to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Initial share price:	$628.10, which was the closing price of the underlying stock on October 11, 2012
Determination date:	October 11, 2013
Exchange ratio:	1.59210, which is the stated principal amount divided by the initial share price, subject to adjustments for corporate events.
Exchange factor:
Initially equal to 1.0, but will be adjusted to reflect certain corporate events affecting the underlying stock.  The closing price of the underlying stock and the exchange ratio will be adjusted by the exchange factor.

Trigger level:	70%
Trigger price:	$439.670, which is the trigger level times the initial share price
Trigger Event:	Closing price trigger event
Coupon:	9.50% per annum, paid monthly and calculated on a 30/360 basis
Coupon payment dates:
Monthly, on the 18th of each month, beginning on November 18, 2012, provided that if any such day is not a business day, that coupon will be made on the next succeeding business day and no adjustment will be made to any coupon made on that succeeding business day.

Pricing date:	October 12, 2012
Original issue date:	October 18, 2012 (4 business days after the pricing date)
Listing:	The RevCons will not be listed on any securities exchange.
CUSIP / ISIN:	6174823B8 / US6174823B80
Agent:	Morgan Stanley & Co. LLC, a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Commissions and issue price:	Price to public(1)	Agent’s commissions(2)	Proceeds to issuer
Per RevCons	$1,000	$22.50	$977.50
Total	$1,200,000	$27,000	$1,173,000
(1)         The price to public for investors purchasing the RevCons in fee-based advisory accounts will be $985 for each RevCons.

(2)         Selected dealers and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $22.50 for each RevCons they sell; provided that dealers selling to investors purchasing the RevCons in fee-based advisory accounts will receive a sales commission of $7.50 for each RevCons.  See “Supplemental information regarding plan of distribution; conflicts of interest.”  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for RevCons.

The RevCons involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these RevCons, or determined if this document or the accompanying product supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The RevCons are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information About the RevCons” at the end of this document.

Product supplement for RevCons dated August 17, 2012              Prospectus dated November 21, 2011

RevConsSM
RevConsSM Based on the Common Stock of Apple Inc. Due October 18, 2013

Investment Summary

RevConsSM

Reverse Convertible Securities
RevCons pay a monthly fixed rate coupon.  At maturity, the RevCons will pay either (i) an amount of cash equal to the stated principal amount of the RevCons, or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has decreased to or below the specified trigger price on any trading day over the term of the RevCons, a number of shares of the underlying stock equal to the exchange ratio, or, at our option, the cash value of those shares.  There is no minimum payment at maturity for the RevCons and the investor will not participate in any appreciation of the underlying stock.  The value of any underlying stock delivered at maturity per RevCons, and accordingly its cash value, will be less, and possibly substantially less, than the stated principal amount of the RevCons, and could be zero.  Investors may lose their entire initial investment in the RevCons.

Key Investment Rationale

The RevCons offer an income-oriented strategy linked to the underlying stock.

▪	Monthly coupon at a higher interest rate than the current dividend yield on the underlying stock

▪	No potential to participate in any appreciation in the underlying stock

▪	No guaranteed return of principal

The RevCons pay an above-market coupon in exchange for downside exposure to the underlying stock if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock declines to or below the trigger price on any trading day from but excluding the pricing date to and including the determination date.

Enhanced Yield	▪ A monthly coupon, the rate per annum of which is higher than the current dividend yield on the underlying stock. ▪ The coupon will be paid regardless of the performance of the underlying stock.
Par Scenario
▪      If the closing price of the underlying stock never declines to or below the trigger price on any trading day during the term of the RevCons, the RevCons will redeem, at maturity, for the stated principal amount.  In addition, if the closing price of the underlying stock declines to or below the trigger price during the term of the RevCons but recovers and, on the determination date, is at a level at or above its initial share price,  you will also receive the stated principal amount at maturity.  However, you will not participate in any appreciation in the underlying stock, even if the closing price of the underlying stock is above the initial share price on the determination date.

Downside Scenario
▪      If the closing price of the underlying stock declines to or below the trigger price on any trading day during the term of the RevCons and, on the determination date, is at a level below its initial share price, the RevCons will redeem for a number of shares of the underlying stock (or, at our option, the cash value thereof) worth less, and possibly substantially less, than the stated principal amount and which could be zero.  In this scenario, the RevCons will have outperformed the underlying stock on a per annum basis to the extent that the coupon exceeds the dividend yield.

October 2012	Page 2

RevConsSM
RevConsSM Based on the Common Stock of Apple Inc. Due October 18, 2013

Hypothetical Payments on the RevCons

The following examples illustrate the payment at maturity on the RevCons (reflecting a one-year term) for a range of hypothetical closing prices for the underlying stock on the determination date, depending on whether the closing price of the underlying stock on the determination date is less than the initial share price and whether, on any trading day during the term of the RevCons, the closing price of the underlying stock has or has not decreased to or below the trigger price.

The hypothetical examples are based on the following values in order to illustrate how the RevCons work:

▪ Stated principal amount (per RevCons):	$1,000
▪ Initial share price:	$628.10, which is the closing price of the underlying stock on October 11, 2012
▪ Exchange ratio:	1.59210 (the $1,000 stated principal amount per RevCons divided by the initial share price)
▪ Trigger price:	$439.670 (70% of the initial share price)
▪ Interest rate per annum:	9.50%

TABLE 1:  Unless the closing price of the hypothetical underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has decreased to or below the trigger price on any trading day from but excluding the pricing date to and including the determination date, your payment at maturity per RevCons will equal the stated principal amount of the RevCons in cash.  This table represents the hypothetical payment at maturity and the total payment over the term of the RevCons (reflecting a one-year term) on a $1,000 investment in the RevCons on the basis that the closing price of the underlying stock has not decreased to or below the trigger price of $439.670 on any trading day during the term of the RevCons.

Hypothetical underlying stock closing price on determination date	Value of cash delivery amount at maturity per RevCons	Total monthly coupon payments per RevCons	Value of total payment per RevCons
$440.00	$1,000	$95	$1,095
$502.48	$1,000	$95	$1,095
$565.29	$1,000	$95	$1,095
$628.10	$1,000	$95	$1,095
$753.72	$1,000	$95	$1,095
$879.34	$1,000	$95	$1,095

October 2012	Page 3

RevConsSM
RevConsSM Based on the Common Stock of Apple Inc. Due October 18, 2013

TABLE 2: This table represents the hypothetical payment at maturity and the total payment over the term of the RevCons (reflecting a one-year term) on a $1,000 investment in the RevCons if the closing price of the underlying stock has decreased to or below the trigger price of $439.670 on any trading day from but excluding the pricing date to and including the determination date.  In each of these examples, where the closing price of the hypothetical underlying stock on the determination date is less than the initial share price, the payment at maturity would be made by delivery of a number of shares of the underlying stock equal to the exchange ratio, or, at our option, the cash value of such shares as of the determination date.  In each of these examples, where the closing price on the determination date is at or above the initial share price, the payment at maturity will equal the stated principal amount in cash.

Hypothetical underlying stock closing price on determination date	Value of shares of hypothetical underlying stock or cash value thereof per RevCons*	Total monthly coupon payments per RevCons	Value of total payment per RevCons*
$0	$0	$95	$95
$314.05	$500	$95	$595
$439.67	$700	$95	$795
$502.48	$800	$95	$895
$565.29	$900	$95	$995
$628.10	$1,000	$95	$1,095
$753.72	$1,000	$95	$1,095
$879.34	$1,000	$95	$1,095
*Such value is calculated based on the value of shares of the underlying stock as of the determination date.

Because the closing price of the underlying stock may be subject to significant fluctuations over the term of the RevCons, it is not possible to present a chart or table illustrating the complete range of possible payouts at maturity.  The examples of the hypothetical payout calculations above are intended to illustrate how the amount payable to you at maturity will depend both on (a) whether the closing price of the underlying stock falls to or below the specified trigger price on any trading day from but excluding the pricing date to and including the determination date and (b) the closing price of the underlying stock on the determination date.

October 2012	Page 4

RevConsSM
RevConsSM Based on the Common Stock of Apple Inc. Due October 18, 2013

Risk Factors

The RevCons are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the RevCons.  Accordingly, investors should consult their own investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the RevCons and the suitability of the RevCons in light of an investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the RevCons.  For a complete list of risk factors, please see the accompanying product supplement for RevCons and prospectus.

▪
The RevCons do not guarantee the return of any principal.  The terms of the RevCons differ from those of ordinary debt securities in that the RevCons do not guarantee the return of any of the principal amount at maturity.  The payment to investors at maturity will either be (i) cash equal to the stated principal amount of the RevCons or (ii) if the closing price of the underlying stock on the determination date is less than its initial share price and the closing price of underlying stock has decreased to or below the specified trigger price on any trading day from and excluding the pricing date to and including the determination date, a number of shares of the underlying stock equal to the exchange ratio, or, at our option, the cash value of the shares as of the determination date.  If investors receive shares of the underlying stock at maturity in exchange for the RevCons, or the cash value of those shares, the value of those shares or that cash will be less than the stated principal amount of the RevCons and could be zero.  Accordingly, investors may lose their entire initial investment in the RevCons.

▪
You will not participate in any appreciation in the price of the underlying stock.  You will not participate in any appreciation in the price of the underlying stock over the term of the RevCons. Your return on the RevCons will be limited to the coupon payable on the RevCons, and the maximum you can receive at maturity is the stated principal amount of the RevCons.

▪
The market price of the RevCons will be influenced by many unpredictable factors.  Several factors, many of which are beyond our control, will influence the value of the RevCons in the secondary market and the price at which MS & Co. may be willing to purchase or sell the RevCons in the secondary market.  We expect that generally the price of the underlying stock on any day, including in relation to the trigger price, will affect the value of the RevCons more than any other single factor, other factors that may influence the value of the RevCons include:

o	the volatility (frequency and magnitude of changes in price) of the underlying stock;

o	the dividend rate on the underlying stock;

o
geopolitical conditions and economic, financial, political, regulatory or judicial events that affect stock markets generally and that may affect the underlying stock issuer and the price of the underlying stock;

o	interest and yield rates in the market;

o	the time remaining to the maturity of the RevCons;

o	the occurrence of certain events affecting the underlying stock issuer that may or may not require an adjustment to the exchange factor; and

o	any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your RevCons prior to maturity.  For example, you may have to sell your RevCons at a substantial discount from the stated principal amount if the price of the underlying stock has declined below the initial equity price.

You cannot predict the future performance of the underlying stock based on its historical performance.  The closing price of the underlying stock may be at or below the trigger price on the determination date and remain below the initial share price to maturity so that you will receive at maturity shares of the underlying stock or cash worth less than the stated principal amount of the RevCons.  We cannot guarantee that the closing price of the underlying stock will stay above the trigger price over the life of the RevCons or that the

October 2012	Page 5

RevConsSM
RevConsSM Based on the Common Stock of Apple Inc. Due October 18, 2013

closing price of the underlying stock on the determination date will be at or above the initial share price so that you will receive at maturity an amount equal to the stated principal amount of the RevCons.

▪
The RevCons are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the RevCons.  You are dependent on Morgan Stanley’s ability to pay all amounts due on the RevCons at maturity and therefore you are subject to the credit risk of Morgan Stanley.  The RevCons are not guaranteed by any other entity.  If Morgan Stanley defaults on its obligations under the RevCons, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the RevCons prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the RevCons.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the RevCons at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the RevCons and the cost of hedging our obligations under the RevCons that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the cost of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the RevCons or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
Maturity date of the RevCons may be accelerated.  The maturity of the RevCons will be accelerated if (i) the closing price of the underlying stock (as adjusted for certain corporate events) on any two consecutive trading days is less than $2.00 or (ii) there is an event of default with respect to the RevCons.  The amount payable to the investor will differ depending on the reason for the acceleration and may be substantially less than the stated principal amount of the RevCons.

▪
No shareholder rights.  Investing in the RevCons is not equivalent to investing in the underlying stock.  Investors in the RevCons will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying stock.

▪
The RevCons may become exchangeable into the common stock of a company other than Apple Inc.  Following certain corporate events relating to the underlying stock, you may receive at maturity the common stock of a successor corporation to Apple Inc.  The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the RevCons.

▪
The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the underlying company.  MS & Co., as calculation agent, will adjust the exchange factor and, thus, the closing price used to determine whether or not the trigger price has been reached and, if applicable, the number of shares of the underlying stock deliverable at maturity for certain events affecting the underlying company.  However, the calculation agent will not make an adjustment for every event that could affect the underlying company.  For example, the calculation agent is not required to make any adjustments if the underlying company or anyone else makes a partial tender or partial exchange offer for the underlying stock.  If an event occurs that does not require the calculation agent to adjust the number of shares of the underlying stock payable at maturity, the market price of the RevCons may be materially and adversely affected.

▪
The RevCons will not be listed and secondary trading may be limited.  The RevCons will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the RevCons.  MS & Co. may, but is not obligated to, make a market in the RevCons.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the RevCons easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the RevCons, the price at which you may be able to trade your RevCons is likely to depend on the price, if any, at which MS & Co. is willing to

October 2012	Page 6

RevConsSM
RevConsSM Based on the Common Stock of Apple Inc. Due October 18, 2013

transact.  If, at any time, MS & Co. were not to make a market in the RevCons, it is likely that there would be no secondary market for the RevCons.  Accordingly, you should be willing to hold your RevCons to maturity.

▪
No affiliation with Apple Inc.  Apple Inc. is not an affiliate of the issuer, is not involved with this offering in any way and has no obligation to consider the interests of investors in taking any corporate actions that might affect the value of the RevCons.  The issuer has not made any due diligence inquiry with respect to Apple Inc. in connection with this offering.

▪
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the RevCons. As calculation agent, MS & Co. has determined the initial share price and the trigger price and will determine whether the closing price of the underlying stock has decreased to or below the specified trigger price during the term of such RevCons, whether a market disruption event has occurred, the payment you will receive at maturity, including, if we elect to deliver cash in lieu of shares of the underlying stock, the cash value of such shares on the determination date, any adjustment to the exchange factor for each RevCons to reflect certain corporate and other events and the appropriate security or securities to be delivered at maturity following certain reorganization events.  Any of these determinations made by MS & Co, in its capacity as calculation agent, including adjustments to the exchange factor for the RevCons, may affect the amount payable to you at maturity on your RevCons.  See the section of the accompanying product supplement for RevCons called “Description of RevCons—Antidilution Adjustments.”

▪
Hedging and trading activity by our subsidiaries could adversely affect the value of the RevCons.  One or more of our subsidiaries have carried out, and will continue to carry out, hedging activities related to the RevCons, including trading in the underlying stock as well as in other instruments related to the underlying stock.  MS & Co. and some of our other subsidiaries also trade the underlying stock and other financial instruments related to the underlying stock on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to October 11, 2012, on which day the initial share price was set, could have increased the initial share price and the trigger price of the RevCons, and, therefore, the price at which the underlying stock must close on each trading day over the term of the RevCons, and on the determination date, before you would receive the stated principal amount of the RevCons at maturity.  Additionally, such hedging or trading activities during the term of the RevCons could potentially affect whether the closing price of the underlying stock decreases to or below the trigger price and, therefore, whether or not you will receive the stated principal amount of the RevCons or shares of the underlying stock (or the cash value thereof) worth less than the stated principal amount at maturity.  Furthermore, if the closing price of the underlying stock has decreased to or below the trigger price during the term of the RevCons and you receive shares of the underlying stock at maturity, the issuer’s trading activities prior to or at maturity could adversely affect the value of those shares of the underlying stock.

▪
Morgan Stanley may engage in business with or involving Apple Inc. without regard to your interests.  The issuer or its affiliates may presently or from time to time engage in business with Apple Inc. without regard to your interests, including extending loans to, or making equity investments in, Apple Inc. or providing advisory services to the Apple Inc., such as merger and acquisition advisory services. In the course of our business, the issuer or its affiliates may acquire non-public information about Apple Inc. Neither the issuer nor any of its affiliates undertakes to disclose any such information to you. In addition, the issuer or its affiliates from time to time have published and in the future may publish research reports with respect to Apple Inc.  These research reports may or may not recommend that investors buy or hold common stock of Apple Inc.

▪
The U.S. federal income tax consequences of an investment in the RevCons are uncertain.  There is no direct legal authority as to the proper treatment of the RevCons for U.S. federal income tax purposes, and, therefore, significant aspects of the tax treatment of the RevCons are uncertain.

Please read the discussion under “Fact Sheet―General Information―Tax considerations” in this pricing supplement and the discussion under “United States Federal Taxation” in the accompanying product supplement for RevCons (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the RevCons.  If the IRS were successful in asserting an alternative treatment for the RevCons, the timing and character of income on the RevCons might differ significantly from the tax treatment described in the Tax Disclosure Sections.  We do not plan to request a ruling from the IRS regarding the tax treatment of the RevCons, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.  In 2007, the Treasury Department and the IRS released a notice

October 2012	Page 7

RevConsSM
RevConsSM Based on the Common Stock of Apple Inc. Due October 18, 2013

requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not entirely clear whether the RevCons would be viewed as similar to the prepaid forward contracts described in the notice, it is possible that any Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of an investment in the RevCons, possibly with retroactive effect.  The notice focuses on a number of issues, the most relevant of which for holders of the RevCons are the character and timing of income or loss (including whether the entire coupon on the RevCons should be required to be included currently as ordinary income) and the degree, if any, to which income realized by non-U.S. investors should be subject to withholding tax.  Non-U.S. Holders should note that we currently do not intend to withhold on payments made with respect to the RevCons to Non-U.S. Holders (subject to compliance by such holders with certification requirements necessary to establish an exemption from withholding).  However, in the event of a change of law or any formal or informal guidance by the IRS, Treasury or Congress, we may decide to withhold on payments made with respect to the RevCons to Non-U.S. Holders, and we will not be required to pay any additional amounts with respect to amounts withheld.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the RevCons, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdictions.

October 2012	Page 8

RevConsSM
RevConsSM Based on the Common Stock of Apple Inc. Due October 18, 2013

Apple Inc. Overview

Apple Inc. designs, manufactures and markets mobile communication and media devices, personal computers, and portable digital music players, and sells a variety of related software, services, peripherals, networking solutions, and third-party digital content and applications.  The underlying stock is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Information provided to or filed with the Securities and Exchange Commission by Apple Inc. pursuant to the Exchange Act can be located by reference to the Securities and Exchange Commission file number 000-10030 through the Securities and Exchange Commission’s website at.www.sec.gov.  In addition, information regarding Apple Inc. may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.  Neither the issuer nor the agent makes any representation that such publicly available documents or any other publicly available information regarding the issuer of the underlying stock is accurate or complete.

Information as of market close on October 12, 2012:

Bloomberg Ticker Symbol:	AAPL	52 Week High (on 9/19/2012):	$702.10
Current Stock Price:	$629.71	52 Week Low (on 11/25/2011):	$363.57
52 Weeks Ago:	$402.19	Current Dividend Yield:	1.68%

The following table sets forth the published high and low closing prices of, as well as dividends on, the underlying stock for each quarter from January 1, 2009 through October 12, 2012.  The closing price of the underlying stock on October 12, 2012 was $629.71.  The associated graph shows the closing prices of the underlying stock for each day in that same period. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.  The historical performance of the underlying stock should not be taken as an indication of its future performance, and no assurance can be given as to the price of the underlying stock at any time, including the determination dates.

Common Stock of Apple Inc. (CUSIP 037833100)	High ($)	Low ($)	Dividends ($)
2009
First Quarter	109.87	78.20	–
Second Quarter	144.67	108.69	–
Third Quarter	186.15	135.40	–
Fourth Quarter	211.64	180.86	–
2010
First Quarter	235.85	192.05	–
Second Quarter	274.07	235.86	–
Third Quarter	292.32	239.93	–
Fourth Quarter	325.47	278.64	–
2011
First Quarter	363.13	326.72	–
Second Quarter	353.01	315.32	–
Third Quarter	413.45	343.26	–
Fourth Quarter	422.24	363.57	–
2012
First Quarter	617.62	411.23	–
Second Quarter	636.23	530.12	–
Third Quarter	702.10	574.88	2.65
Fourth Quarter (through October 12, 2012)	671.45	628.10

We make no representation as to the amount of dividends, if any, that Apple Inc. may pay in the future.  In any event, as an investor in the RevCons, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Apple Inc.

October 2012	Page 9

RevConsSM
RevConsSM Based on the Common Stock of Apple Inc. Due October 18, 2013

Common Stock of Apple Inc. – Daily Closing Prices January 1, 2009 to October 12, 2012

October 2012	Page 10

RevConsSM
RevConsSM Based on the Common Stock of Apple Inc. Due October 18, 2013

Additional Information About the RevCons

Please read this information in conjunction with the summary terms on the front cover of this document.
General Information
Record date:
The record date for each coupon payment date shall be the date one business day prior to such scheduled coupon payment date; provided, however, that any coupon payable at maturity shall be payable to the person to whom the payment at maturity shall be payable.

No fractional shares:
At maturity, if our payment is to be made in shares of the underlying stock, we will deliver the number of shares of the underlying stock due with respect to the RevCons, as described above, but we will pay cash in lieu of delivering any fractional share of the underlying stock in an amount equal to the corresponding fractional closing price of such fraction of a share of the underlying stock, as determined by the calculation agent as of the determination date.

Postponement of maturity date:
If the scheduled determination date is not a trading day or if a market disruption event occurs on that day so that the determination date is postponed and falls less than two business days prior to the scheduled maturity date, the maturity date of the RevCons will be postponed to the second business day following that determination date as postponed.

Denomination:	$1,000 and integral multiples thereof
Minimum ticketing size:	$1,000 / 1 RevCons
Tax considerations:
Due to the lack of any controlling legal authority, there is substantial uncertainty regarding the U.S. federal income tax consequences of an investment in the RevCons.  We intend to treat the RevCons, under current law, as a unit consisting of (i) a put right written by you to us, that if exercised requires you to pay us an amount equal to the deposit (as described below) in exchange for the underlying shares (and cash in lieu of fractional shares), or at our option the cash value of the underlying shares as of the determination date, and (ii) a deposit with us of a fixed amount of cash to secure your obligation under the put right.  In the opinion of our counsel, Davis Polk & Wardwell LLP, this treatment of the RevCons is reasonable under current law; however, our counsel has advised us that it is unable to conclude affirmatively that this treatment is more likely than not to be upheld, and that alternative treatments are possible.

Based on the treatment set forth above, we have determined that the yield on the deposit is 0.6540% per annum, compounded monthly, and that the remaining portion of the coupons on the RevCons is attributable to the put premium, as described in the section of the accompanying product supplement for RevCons called “United States Federal Taxation—Tax Consequences to U.S. Holders—Tax Treatment of the RevCons—RevCons with a Term of More Than One Year.”

Please read the discussion under “Risk Factors” in this pricing supplement and the discussion under “United States Federal Taxation” in the accompanying product supplement for RevCons concerning the U.S. federal income tax consequences of an investment in the RevCons. As discussed therein, alternative U.S. federal income tax treatments of the RevCons are possible, which, if applied, could significantly affect the timing and character of the income or loss with respect to the RevCons. Accordingly, prospective purchasers should consult their tax advisers regarding concerning the U.S. federal income tax consequences of an investment in the RevCons.

In 2007, the Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not entirely clear whether the RevCons would be viewed as similar to the prepaid forward contracts described in the notice, it is possible that any Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of an investment in the RevCons, possibly with retroactive effect.  The notice focuses on a number of issues, the most relevant of which for holders of the RevCons are the character and timing of income or loss (including whether the put premium should be required to be included currently as ordinary income) and the degree, if any, to which income realized by non-U.S. investors should be subject to withholding tax.

Our counsel has advised that, under current law, payments made with respect to the RevCons to Non-U.S. Holders generally should not be subject to U.S. withholding tax, but that due to the lack of controlling authority, there is uncertainty in this regard.  We currently do not intend to withhold on such payments, subject to compliance by Non-U.S. Holders with certification requirements necessary to establish an exemption from withholding as described in the accompanying product supplement for RevCons.  However, in the event of a change of law or any formal or informal guidance by the IRS, Treasury or Congress, we may decide to withhold on payments made with respect to the RevCons to Non-U.S. Holders, and we will not be required to pay any additional amounts with respect to amounts withheld.

Both U.S. and non-U.S. investors considering an investment in the RevCons should read the discussion under “Risk Factors” in this pricing supplement and the discussion under “United States Federal Taxation” in the accompanying product supplement for RevCons and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the RevCons, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or

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foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations,” and the section entitled “United States Federal Taxation” in the accompanying product supplement for RevCons, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of an investment in the RevCons.

Trustee:	The Bank of New York Mellon
Calculation agent:	Morgan Stanley & Co. LLC (“MS & Co.”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the RevCons will be used for general corporate purposes and, in part, in connection with hedging our obligations under the RevCons through one or more of our subsidiaries.

On or prior to October 11, 2012, the day on which the initial share price was set, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the RevCons by taking positions in the underlying stock, in options contracts on the underlying stock listed on major securities markets, or positions in any other available securities or instruments that we may wish to use in connection with such hedging.  Such purchase activity could have increased the initial share price and the trigger price of the RevCons, and, therefore, the price at which the underlying stock must close on each trading day over the term of the RevCons, and on the determination date, before you would receive the stated principal amount of the RevCons at maturity..  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the RevCons by purchasing and selling the underlying stock, options contracts on the underlying stock listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities.  Such hedging or trading activities during the term of the RevCons could potentially affect whether the closing price of the underlying stock decreases to or below the trigger price and, therefore, whether or not you will receive the stated principal amount of the RevCons or shares of the underlying stock (or, if we so elect, the cash value of such shares, determined as of the valuation date) at maturity.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the product supplement for RevCons.

Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the RevCons.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the RevCons are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the RevCons are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the RevCons.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the RevCons.

Because we may be considered a party in interest with respect to many Plans, the RevCons may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any

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purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the RevCons will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the RevCons that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such RevCons on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the RevCons on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The RevCons are contractual financial instruments.  The financial exposure provided by the RevCons is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the RevCons.  The RevCons have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the RevCons.

Each purchaser or holder of any RevCons acknowledges and agrees that:

(i)
the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the RevCons, (B) the purchaser or holder’s investment in the RevCons, or (C) the exercise of or failure to exercise any rights we have under or with respect to the RevCons;

(ii)
we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the RevCons and (B) all hedging transactions in connection with our obligations under the RevCons;

(iii)
any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)
neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the RevCons has exclusive responsibility for ensuring that its purchase, holding and disposition of the RevCons do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any RevCons to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the RevCons if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or their respective affiliates or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the RevCons by the account, plan or annuity.

Additional considerations:
Client accounts over which Citigroup Inc., Morgan Stanley, MSSB or any of their respective subsidiaries have investment discretion are not permitted to purchase the RevCons, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest:
Selected dealers, which may include our affiliates, and their financial advisors will collectively receive from the agent a fixed sales commission of $22.50 for each RevCons they sell; provided that dealers selling to investors purchasing the RevCons in fee-based advisory accounts will receive a sales commission of $7.50 for each RevCons.

MS & Co. is our wholly-owned subsidiary. MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.  See "Plan of Distribution" and “Use of Proceeds and Hedging” in the accompanying product supplement for RevCons.

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Validity of the RevCons:
In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the RevCons offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such RevCons will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the RevCons and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011.

Contact:
Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where you can find more information:
Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the product supplement for RevCons) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the product supplement for RevCons and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the product supplement for RevCons if you so request by calling toll-free 1-(800)-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Product Supplement for RevCons dated August 17, 2012

Prospectus dated November 21, 2011

Terms used in this document are defined in the product supplement for RevCons or in the prospectus.  As used in this document, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

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